June 28, 2010

Mr. Daniel P. Connealy
Chief Financial Officer
Waddell & Reed Financial, Inc.
6300 Lamar Avenue
Overland Park, Kansas 66202

   Re: **Waddell & Reed Financial, Inc.**
      Form 10-K for the year ended 12/31/2009
      Proxy Statement on Schedule 14A
      Filed 2/26/2010
      File Nos. 001-13913

Dear Mr. Daniel P. Connealy:

   We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounting for Goodwill and Intangible Assets, pages 41 - 42

1.   In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please tell us and consider expanding your disclosures in future filings to discuss the following:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination.
- Each of the valuation methodologies used to value goodwill, including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
- How you weigh each of the methods used including the basis for that weighting.

Financial Statements and Notes

Consolidated Balance Sheets, page 52

2.   Tell us and consider expanding your MD&A as appropriate to explain what drove the significant year over year increase in the payable to investment companies for securities. Clarify the impact to your company's liquidity and operations for any significant variations occurring at the end of the period.

Consolidated Statements of Income, page 53

3.   We note that you have included dividends declared per share on the face of your Consolidated Statements of Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Proxy Statement on Schedule 14A

Proposal 1. Election of Directors, page 7

4.   Please tell us the specific experience, qualifications, attributes, or skills of each
        director and nominee that led you to nominate such person to the board of
        directors. Note that the disclosure should be provided on a director-by-director
        basis. Refer to Item 401(e) of Regulation S-K and SEC Release No. 33-9089
        (Dec. 16, 2009). Confirm for us that you will include similar disclosure in future
        filings.

Corporate Governance, page 12

5.   We note that for 2009, an independent director served as Chairman of the Board.
        We also note your disclosure on page 20 that you have appointed Mr. Herrmann
        to serve as Chairman and named Mr. Kosloff as Lead Independent Director for
        2010. Please tell us why you have determined that your leadership structure is
        appropriate. Your disclosure should include a discussion of the board's role and
        administration of risk oversight, and the specific role the lead independent
        director plays in the leadership of the board. Refer to Item 407(h) of Regulation
        S-K and SEC Release No. 33-9089 (Dec. 16, 2009). Please also confirm for us
        that you will include similar disclosure in future filings.

Compensation Discussion and Analysis, page 22

6.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please tell us of the basis for your conclusion that disclosure is
        not necessary, and describe the process you undertook to reach that conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551 - 3404 or Tom Kluck at (202) 551 – 3233 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief